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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 1 of 14
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Original Filing)
                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   20343H-10-6
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 2 of 14
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value Partners IV, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 723,831
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 723,831
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            723,831
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  8.7%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 3 of 14
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Associates, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 723,831
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 723,831
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            723,831
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  8.7%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 4 of 14
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-------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value LLC

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

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         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) n/a

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 723,831
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 723,831
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            723,831
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 8.7%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            OO
--------------------------------------------------------------------------------

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 5 of 14
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Joseph Stilwell

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

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         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions)  n/a

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 723,831
Owned by       -----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 723,831
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            723,831
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  8.7%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
-------------------------------------------------------------------------------

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 6 of 14
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Item 1.   Security and Issuer

      This Schedule 13D is being filed jointly by Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value Partners IV"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners IV and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively referred to as the "Group".

      This Schedule 13D relates to the common stock ("Common Stock") of Community Bancshares, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 68149 Main Street, Blountsville, Alabama 35031, telephone (205) 429-1000. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

      (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock held in the names of Stilwell Value Partners IV and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV and Stilwell Associates.

      The business address of the Group is 26 Broadway, 23rd Floor, New York, New York 10004.

      The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners IV and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners IV and Stilwell Associates.

      (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

      The amount of funds expended to date by Stilwell Value Partners IV to acquire the 536,916 shares of Common Stock it holds in its name is $2,935,500.60. Such funds were provided from Stilwell Value Partners IV's working capital.

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 7 of 14
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      The amount of funds expended to date by Stilwell Associates to acquire the
186,915 shares of Common Stock it holds in its name is $999,995.25. Such funds were provided from Stilwell Associates' working capital.

Item 4.   Purpose of Transaction

      The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The members of the Group do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

      The members of the Group intend to meet with the Issuer's management to discuss the steps that management plans to make to address the challenges confronting the Issuer. The members of the Group intend to evaluate the Issuer's progress. If the Group believes management is dealing effectively with the challenges confronting the Issuer, the Group will likely support current management. Notwithstanding the foregoing, the members of the Group reserve the right to, in the future, without limitation: (a) communicate and discuss their views with other shareholders and make proposals to the Issuer's Board and management regarding (i) representation on the Issuer's Board, and/or (ii) considering a sale or merger of the Issuer; and/or (b) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

      On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

      On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

      On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 8 of 14
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directors  at the  2001  annual  meeting  if CFIC  did not  sell  the  remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

      On February 23, 2001, certain members of the Group (the "Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery's assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery's Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . .  [including] a potential  acquisition or merger." On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery's Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

      On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Subsequent to the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group's
Schedule 13D and up until August 31, 2003, HCBB's outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc., and having

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 9 of 14
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accomplished  its objective of maximizing  shareholder  value, the Stilwell HCBB
Group disposed of its shares of HCBB on the open market.

      On December 15, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("OTFC"). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group's proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group and it sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys' fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors alleging that one director had allegedly violated OTFC's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon's federal district court and moved to invalidate the Stilwell OTFC Group's proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group's first proxy statement (i.e., from August 1, 2001 though December 31, 2001), OTFC repurchased approximately 15% of its shares.

      On October 12, 2001, at OTFC's Annual Meeting, OTFC's shareholders elected the Stilwell OTFC Group's candidate to the Board by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group's director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group's director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group's expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC's Board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. ("FBNW") announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

      On November 25, 2002, certain members of the Group (the "Stilwell ACAP Group") filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. ("ACAP"). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department approved the Stilwell ACAP Group's petition for permission to solicit proxies to elect two directors to ACAP's Board. On January 29, 2002, Stilwell Associates noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 10 of 14
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Group entered into a three year  standstill  agreement with ACAP wherein,  among other things, ACAP added the Stilwell ACAP Group's nominee, Spencer L. Schneider, Esq., to its Board. Additionally, ACAP agreed, subject to its Board's fiduciary duties and regulatory approval, to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to ACAP's per share book value. The Stilwell ACAP Group's Schedule 13D reported that so long as such conduct is not inconsistent with any of the terms of the standstill agreement, the Stilwell ACAP Group may assert shareholder rights in the future with the intent to influence the policies of ACAP, including, but not limited to, soliciting proxies or written consents from other shareholders of ACAP with respect to additional Board representation or other proposals for shareholder action.

      On June 30, 2003, certain members of the Group (the "Stilwell FPIC Group") filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. ("FPIC"). On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group's application to acquire more than 5% of FPIC's shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group's request to FPIC, the Group's nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich's appointment to the Board, the Issuer and members of the Group entered into a confidentiality agreement.

      Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current plans to do so. Except as noted in this
Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

      The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 8,355,472, reported as the number of outstanding shares as of February 20, 2004, in a Form 8-K, dated February 20, 2004. The March 19, 2004 purchase of shares of Common Stock by Stilwell Value Partners IV was made in an open market transaction on the Over the Counter Bulletin Board. The March 2, 2004 purchases of shares of Common Stock by members of the Group were made in a private placement transaction with the Issuer.

(A)  Stilwell Value Partners IV

      (a) Aggregate number of shares  beneficially  owned:  723,831
          Percentage:  8.7%

      (b)  1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 723,831
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 723,831

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 11 of 14
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      (c) Within the past sixty days,  Stilwell  Value  Partners IV has made the following purchases of shares of Common Stock:

       -------------------------------------------------------------------------
          Date      Number of Shares    Price Per Share ($)   Total Proceeds ($)

       -------------------------------------------------------------------------
          3/2/2004             186,916               5.35     1,000,000.60
       -------------------------------------------------------------------------
         3/19/2004             350,000               5.53     1,935,500.00
       -------------------------------------------------------------------------

      (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(B)   Stilwell Associates

      (a) Aggregate number of shares  beneficially  owned:  723,831
          Percentage:  8.7%

      (b)  1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 723,831
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 723,831

      (c) Within the past sixty days, Stilwell Associates has made the following purchases of shares of Common Stock:

       -------------------------------------------------------------------------
          Date      Number of Shares    Price Per Share ($)   Total Proceeds ($)

       -------------------------------------------------------------------------
          3/2/2004             186,915               5.35      $999,995.25
       -------------------------------------------------------------------------

      (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)   Stilwell Value LLC

      (a) Aggregate number of shares  beneficially  owned:  723,831
          Percentage:  8.7%

      (b) 1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 723,831
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 723,831

      (c) Stilwell Value LLC has made no purchases of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 12 of 14
--------------------------------------------------------------------------------

      (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners IV and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners IV and Stilwell Associates.

(D)   Mr. Joseph Stilwell

      (a) Aggregate number of shares beneficially owned: 723,831
          Percentage: 8.7%

      (b) 1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 723,831
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 723,831

      (c) Mr. Stilwell has made no purchases of shares of Common Stock.


Item  6.  Contracts,   Arrangements,   Understandings   or  Relationships   with
Respect to Securities of the Issuer.

      Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as a general partner and as a managing and sole member, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

      See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

        Exhibit No.      Description
           --            -----------
           1             Joint Filing Agreement.

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CUSIP No. 20343H-10-6          SCHEDULE 13D                 Page 13 of 14
--------------------------------------------------------------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 29, 2004


                                          STILWELL VALUE PARTNERS IV, L.P.

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          Joseph Stilwell